UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-KB |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: September 30, 2005
|_| Transition Report on Form 10-K
|_| Transition  Report on Form 20-F
|_| Transition  Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


Prestige Brands Holdings, Inc.
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Full Name of Registrant


90 North Broadway
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Address of Principal Executive Office (Street and Number)


Irvington, New York 10533
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


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        |X|      (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        |X|     (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Prestige Brands Holdings, Inc. (the "Company") was not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 ("Second Quarter 10-Q") by the prescribed due date. The Company intends to file the Second Quarter 10-Q as promptly as practicable, and expects to do so on or before the November 21, 2005 extended deadline.

As indicated in Item 4.02(a) of the Company's Current Report on Form 8-K filed today, November 15, 2005, (the "Restatement 8-K"), which Item 4.02(a) (together with that portion of Exhibit 99.1 of the Restatement 8-K entitled "Restatement of Prior Period Financial Statements") of the Restatement 8-K is hereby incorporated by reference, the Company disclosed that it would restate its financial statements for fiscal year 2003 through the first quarter of fiscal year 2006 and that its previously-filed financial statements for those periods should no longer be relied upon.

The internal review of accounting policies and practices that is referred to in the Restatement 8-K was completed during the latter portion of the week of November 7, 2005, during which time the Audit Committee of the Company's Board of Directors and management made their determinations with respect to the previously-filed financial statements. The Company's inability to file the Second Quarter 10-Q in a timely manner relates to the internal review and the restatement decision. As a result of these matters, which are detailed in the Restatement 8-K and related Exhibit 99.1, the Company has been unable to complete the financial statements and restated financial information that will be included in the Second Quarter 10-Q and, accordingly, could not complete and file the Second Quarter 10-Q within the prescribed time without unreasonable effort or expense. As indicated above, the Company expects to file the Second Quarter 10-Q on or before November 21, 2005.


The Company has determined that the restatements described above potentially resulted from material weaknesses in the Company's internal control over financial reporting. The Company is still assessing the internal control impact of the above adjustments on its evaluation of disclosure controls and

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procedures.  According to PCAOB Accounting  Standard No. 2, An Audit Of Internal
Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, a restatement of previously-issued financial statements is at least a significant deficiency and a strong indicator that a material weakness exists with respect to internal control over financial reporting. Management is not required to report on the assessment of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until it files its Annual Report on Form 10-K for the fiscal year ended March 31, 2006. Although it expects its internal control over financial reporting to be effective at that time, if it fails to remediate any condition constituting a material weakness on or before March 31, 2006, the presence of a material weakness at that time would cause management to conclude that its internal controls over financial reporting are ineffective and would cause its external auditors to issue an adverse opinion on the effectiveness of such internal controls.


Forward-looking Information
---------------------------

The information contained in this Form 12b-25 that addresses future results or expectations is considered "forward-looking" information within the definition of the Federal securities laws. Forward-looking information in this document can be identified through the use of words such as "may," "will," "intend," "plan," "project," "expect," "anticipate," "should," "would," "believe," "estimate," "contemplate," "possible," and "point." The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.


The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. One risk is that the Company may not successfully remediate control deficiencies in its internal control over financial reporting in a timely manner, which would cause management to conclude at that time that its internal control over financial reporting is ineffective and would result in an adverse opinion on its controls by its independent registered public accounting firm. For additional information regarding other risks that affect the Company, please refer to the Company's Forms 10-K and 10-K/A for the fiscal year ended March 31, 2005.


Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the Securities and Exchange Commission and in its press releases.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Charles N. Jolly        914               524-6892
-------------------  -----------       -----------------
      (Name)         (Area Code)       (Telephone Number)

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(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   |X| Yes   |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes   |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The  narrative  and  quantitative  changes are set forth in Item  4.02(a) of and
Exhibit 99.1 (and Exhibit A to Exhibit 99.1) to the Restatement 8-K, referred to in Part II above. Section 4.02(a) of the Restatement 8-K, the section of Exhibit
99.1 to the Restatement 8-K entitled "Restatement of Prior Period Financial Statements", and Exhibit A to Exhibit 99.1 to the Restatement 8-K each are incorporated herein by this reference.




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                         PRESTIGE BRANDS HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 2005            By: /s/ Charles N. Jolly
                                       -----------------------------------------
                                       Charles N. Jolly,
                                       General Counsel